

September 2, 2014

<u>Via E-mail</u>
Ms. Anne Kelly
Assistant General Counsel
AMC Networks, Inc.
11 Penn Plaza
New York, New York 10001

Re: **AMC Networks, Inc.**
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
Definitive Proxy Materials on Schedule 14A
Filed April 29, 2014
File No. 001-35106

Dear Ms. Kelly:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director